SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Wednesday, 2 October 2024 it purchased for cancellation a total of 164,101 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 133,594 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€16.0843	US$21.6083
Highest price paid	€16.200	US$21.695
Lowest price paid	€16.000	US$21.480

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	BST
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
14150	16.2	EURO	09:59:50	Euronext Dublin	00043182041TRLO0-1
14000	16.14	EURO	10:24:25	Euronext Dublin	00043182339TRLO0-1
36115	16.125	EURO	10:52:02	Euronext Dublin	00043182515TRLO0-1
19335	16.07	EURO	13:25:18	Euronext Dublin	00043183992TRLO0-1
9200	16	EURO	13:38:15	Euronext Dublin	00043184218TRLO0-1
9500	16.05	EURO	13:50:37	Euronext Dublin	00043184757TRLO0-1
8551	16.07	EURO	15:19:31	Euronext Dublin	00043188541TRLO0-1
28250	16.03	EURO	15:37:05	Euronext Dublin	00043189126TRLO0-1
25000	16.05	EURO	16:22:32	Euronext Dublin	00043190961TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 October, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary